UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

TEARLAB CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

878193101

(CUSIP Number)

CR Group L.P. 1000 Main Street, Suite 2500 Houston, TX 77002	Pepper Hamilton LLP Hercules Plaza 1313 Market Street, Suite 5100 Wilmington, DE 19899 Attn: Matthew Greenberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. [878193101]

1	NAMES OF REPORTING PERSONS CR Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,850,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,850,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,850,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

The Common Stock of the Issuer was acquired as a result of the issuance by the Issuer of shares of Common Stock to the Funds in exchange for and satisfaction of such partial principal prepayment of certain loans outstanding held by the Funds.

(2)

The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. [878193101]

1	NAMES OF REPORTING PERSONS Nathan D. Hukill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,850,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,850,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,850,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The Common Stock of the Issuer was acquired as a result of the issuance by the Issuer of shares of Common Stock to the Funds in exchange for and satisfaction of such partial principal prepayment of certain loans outstanding held by the Funds.

(2)

The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. [878193101]

1	NAMES OF REPORTING PERSONS Capital Royalty Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,555,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,555,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The Common Stock of the Issuer was acquired as a result of the issuance by the Issuer of shares of Common Stock to the Funds in exchange for and satisfaction of such partial principal prepayment of certain loans outstanding held by the Funds.

(2)

The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. [878193101]

1	NAMES OF REPORTING PERSONS Capital Royalty Partners II – Parallel Fund “A” L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,770,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,770,430
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,770,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The Common Stock of the Issuer was acquired as a result of the issuance by the Issuer of shares of Common Stock to the Funds in exchange for and satisfaction of such partial principal prepayment of certain loans outstanding held by the Funds.

(2)

The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. [878193101]

1	NAMES OF REPORTING PERSONS Parallel Investment Opportunities Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,539
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The Common Stock of the Issuer was acquired as a result of the issuance by the Issuer of shares of Common Stock to the Funds in exchange for and satisfaction of such partial principal prepayment of certain loans outstanding held by the Funds.

(2)

The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. [878193101]

1	NAMES OF REPORTING PERSONS Capital Royalty Partners II – Parallel Fund “B” (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,740,053
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,740,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,740,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The Common Stock of the Issuer was acquired as a result of the issuance by the Issuer of shares of Common Stock to the Funds in exchange for and satisfaction of such partial principal prepayment of certain loans outstanding held by the Funds.

(2)

The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. [878193101]

1	NAMES OF REPORTING PERSONS Capital Royalty Partners II (Cayman) AIV I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,729,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,729,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The Common Stock of the Issuer was acquired as a result of the issuance by the Issuer of shares of Common Stock to the Funds in exchange for and satisfaction of such partial principal prepayment of certain loans outstanding held by the Funds.

(2)

The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of TearLab Corporation, a Delaware corporation (“TearLab” or the “Issuer”). The principal executive office of the Issuer is located at 150 LaTerraza Blvd., Suite 101, Escondido, California 92025.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of (i) CR Group L.P., a Delaware limited partnership (“CR Group”), (ii) Nathan D. Hukill, a citizen of the United States (“Mr. Hukill”), (iii) Capital Royalty Partners II L.P., a Delaware limited partnership (“Capital Royalty”), (iv) Capital Royalty Partners II – Parallel Fund “A” L.P., a Delaware limited partnership (“Fund A”), (v) Parallel Investment Opportunities Partners II L.P., a Delaware limited partnership (“Parallel Investments”), (vi) Capital Royalty Partners II – Parallel Fund “B” (Cayman) L.P., a Cayman Islands exempted limited partnership (“Fund B”), and (vii) Capital Royalty Partners II (Cayman) AIV I L.P., a Cayman Islands exempted limited partnership (“Capital AIV”, and collectively with Capital Royalty, Fund A, Parallel Investments and Fund B, the “Funds”, and together with CR Group and Mr. Hukill, the “Reporting Persons”).

CR Group is a registered investment adviser to the Funds, which directly hold the shares of Common Stock to which this Schedule 13D relates for the benefit of their respective investors, and in such capacity CR Group has voting and dispositive power over such shares. CR Group is indirectly controlled by Mr. Hukill, who is a partner of Piedmont Evergreen, subadvisor to CR Group, and a general partner of the general partner of each of the Funds.

The principal business address and principal office of CR Group and the Funds is 1000 Main St., Suite 2500, Houston, Texas 77002. The principal residence of Mr. Hukill is 200 Dorado Beach Drive, Apt. 3612, Dorado, Puerto Rico 00646. The principal business of CR Group and the Funds is making healthcare-focused investments. The principal employment of Mr. Hukill is making healthcare-focused investments.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D, including, without limitation, information as to the rights and obligations of the Funds pursuant to the terms of the Amendment, the Trigger Exchange Agreement (each as defined in Item 6) and the other matters described therein, is hereby incorporated by reference.

Each of the Funds have executed the Written Consent (as defined in Item 6), pursuant to which the Funds voted the Common Stock to which this Schedule 13D relates in favor of the Merger Agreement and the Merger (each as defined in Item 6). Upon the consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Buyer (each as defined in Item 6).

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The information contained in the cover pages of this Schedule 13D is incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon 24,410,766 shares of Common Stock outstanding, which includes the shares issued to the Funds pursuant to the Trigger Exchange Agreement in addition to 12,560,635 shares of Common Stock outstanding as of February 21, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by the Issuer with the Securities and Exchange Commission on March 6, 2020.

(c)	Other than as described in this Item 5, the Reporting Persons have not effected any transaction in the Common Stock during the past sixty (60) days.

(d)

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amendment to Loan Agreement

On May 11, 2020, the Issuer entered into a Consent and Amendment No. 9 (the “Amendment”) to its Term Loan Agreement, dated as of March 4, 2015, as amended by the Omnibus Amendment Agreement, dated as of April 2, 2015, Amendment 2, dated as of August 6, 2015, Amendment 3, dated as of December 31, 2015, Amendment 4, dated as of April 7, 2016, Amendment 5, dated as of October 12, 2017, Amendment 6, dated as of April 4, 2018, Amendment 7, dated as of November 12, 2018, and Amendment 8, dated as of October 4, 2019, by and among the Issuer, certain of its subsidiaries from time to time party thereto as guarantors and the Funds as lenders (the “Loan Agreement”). The Amendment provides for the Funds’ consent to the transactions contemplated in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Accelmed Partners II LP, a Cayman Islands exempted limited partnership (“Buyer”), and Accelmed Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”).

Pursuant to the Amendment and related Trigger Exchange Agreement described below, the Issuer prepaid on the Amendment effective date $694,417.68 in aggregate principal of the loans outstanding under the Loan Agreement by issuing to the Funds an aggregate 11,850,131 shares of Common Stock in exchange for and satisfaction of such partial principal prepayment.

The Amendment also provides for, among others, the following additional amendments to the Loan Agreement to become effective upon the consummation of the Merger, the contribution of $17 million to the Issuer from Buyer and satisfaction of the other conditions set forth in the Amendment (the “Accelmed Closing Date”):

•	The Issuer would make a $5 million partial prepayment of the outstanding loans under the Loan Agreement.

•

During the first two years until approximately two years after the date of the Amendment, the outstanding loans under the amended Loan Agreement would not amortize but would continue to accrue interest (the “Interest Only Period”). Following the Interest Only Period, the loans would amortize in eight equal quarterly payments.

•

The existing interest rate on the loans would be reduced from thirteen percent (13%) per annum to eight percent (8%) per annum, which the Issuer may choose to pay in cash or in kind during the Interest Only Period.

•	The maturity date of the loans under the Loan Agreement would be extended to a four (4) year maturity.

•	The Issuer would be allowed to prepay the loans at any time without any prepayment penalties.

•	The existing minimum revenue covenant would be deleted, together with the related right to cure breaches of such minimum revenue covenant with limited equity contributions.

•	The minimum liquidity covenant would be reduced from $3 million to $1 million.

•	The lenders under the Loan Agreement would continue to be able to designate a board observer during any time that the lenders have not designated a director on the Issuer’s board of directors.

•

The definition of a “change of control” would be amended to take the Issuer’s new ownership into account, so that the lenders and/or Accelmed and their respective affiliates owning more than 50% of the Issuer would not constitute a change of control under the Loan Agreement.

•

A new event of default would be added to the Loan Agreement as follows: if the Issuer or any of its subsidiary guarantors breach in any material respect the Merger Agreement, the Trigger Exchange Agreement or any other material agreement contemplated by the Accelmed Transactions referred to in the Amendment, subject to a thirty day cure period so long as the Issuer is using commercially reasonable efforts to remedy such breach.

On May 12, 2020, the Funds and certain other stockholders of the Issuer executed and delivered to Issuer a written consent (the “Written Consent”) approving the Merger and the Merger Agreement.

The foregoing summary of the Amendment and the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in their entirety by, the full text of the Amendment (including the form of amended Loan Agreement attached thereto) and the Merger Agreement, respectively, attached hereto as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Trigger Exchange Agreement

On May 11, 2020, the Issuer entered into a Trigger Exchange Agreement (the “Trigger Exchange Agreement”) with the Funds. Immediately following the signing of the Merger Agreement, pursuant to the Trigger Exchange Agreement, the Issuer prepaid $694,417.68 in aggregate principal of the loans outstanding under the Loan Agreement by issuing to the Funds an aggregate 11,850,131 shares of Common Stock in exchange for and satisfaction of such partial principal prepayment, at a price per share equal to $0.0586.

The foregoing summary of the Trigger Exchange Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Trigger Exchange Agreement attached hereto as Exhibit 3 and incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons are parties to a Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1

Consent and Amendment No. 9 to Term Loan Agreement, dated as of May 11, 2020, by and among the Issuer, certain of its subsidiaries from time to time party thereto as guarantors and the Funds, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2020.

2

Agreement and Plan of Merger, dated May 11, 2020, by and among Buyer, Merger Sub and the Issuer, incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2020.

3

Trigger Exchange Agreement, dated as of May 11, 2020, by and among the Funds and the Issuer, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on May 11, 2020.

4	Joint Filing Agreement, dated as of May 21, 2020, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2020	CAPITAL ROYALTY PARTNERS II L.P.

	By:	/s/ Nathan D. Hukill
	Name:	Nathan D. Hukill
	Title:	Authorized Signatory

PARALLEL INVESTMENT OPPORTUNITIES PARTNERS II L.P.

	By:	/s/ Nathan D. Hukill
	Name:	Nathan D. Hukill
	Title:	Authorized Signatory

CAPITAL ROYALTY PARTNERS II (CAYMAN) AIV I L.P.

	By:	/s/ Nathan D. Hukill
	Name:	Nathan D. Hukill
	Title:	Authorized Signatory

CAPITAL ROYALTY PARTNERS II – PARALLEL FUND “B” (CAYMAN) L.P.

	By:	/s/ Nathan D. Hukill
	Name:	Nathan D. Hukill
	Title:	Authorized Signatory

CAPITAL ROYALTY PARTNERS II – PARALLEL FUND “A” L.P.

	By:	/s/ Nathan D. Hukill
	Name:	Nathan D. Hukill
	Title:	Authorized Signatory

CR GROUP L.P.

	By:	/s/ Nathan D. Hukill
	Name:	Nathan D. Hukill
	Title:	Authorized Signatory

/s/ Nathan D. Hukill
Nathan D. Hukill